03001586

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-28985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 20 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue
(No. and Street)

Des Moines, Iowa 50334
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah J. Roy (515) 245-2132
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0212-0378026

Oath or Affirmation

I, Sarah J. Roy, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sarah J. Roy
Vice President and Treasurer

12-9-03

Mary E. Huston
Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

American Republic Equities Corporation
Year Ended December 31, 2002 and Period From
July 1, 2001 to December 31, 2001

American Republic Equities Corporation

Financial Statements
and Supplemental Information

Year Ended December 31, 2002 and
Period From July 1, 2001 to December 31, 2001

Contents

0212-0378026

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying statements of financial condition of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2002 and the period from July 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from July 1, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 10, 2003

American Republic Equities Corporation

Statements of Financial Condition

	December 31 2002	December 31 2001
Assets		
Cash and cash equivalents	**$110,809**	$ 67,002
Investment, at market value (amortized cost in 2001 – $48,685)	**–**	51,459
Accrued interest receivable	**60**	803
Income taxes receivable	**297**	–
Prepaid insurance	**307**	300
Deferred income tax asset	**386**	–
Total assets	**$111,859**	$119,564
Liabilities and stockholder's equity		
Liabilities:		
Due to American Republic Insurance Company	**$ 104**	$ 858
Income taxes payable	**–**	2,456
Deferred income tax liability	**–**	1,286
Total liabilities	**104**	4,600
Stockholder's equity:		
Common stock, par value $1.00 per share – 50,000 shares authorized, issued and outstanding	**50,000**	50,000
Retained earnings	**61,755**	64,964
Total stockholder's equity	**111,755**	114,964
Total liabilities and stockholder's equity	**$111,859**	$119,564

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

	Year Ended December 31, 2002	Period from July 1, 2001 to December 31, 2001
Income:		
Variable annuity processing fee	**$6,000**	$3,000
Interest	**2,985**	2,653
Realized and unrealized gain (loss) on investment	**(3,996)**	1,138
	4,989	6,791
Expenses:		
Leased employee services	**2,868**	1,369
Salaries and related expenses	**1,388**	723
Professional fees	**4,617**	2,356
Licenses and fees	**597**	60
Miscellaneous	**689**	304
	10,159	4,812
Income (loss) before income taxes	**(5,170)**	1,979
Income taxes (benefit):		
Current	**(289)**	1,306
Deferred	**(1,672)**	870
	(1,961)	2,176
Net loss	**$(3,209)**	$ (197)

See accompanying notes.

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	**Retained Earnings**	**Total Stockholder's Equity**
Balance at July 1, 2001	$50,000	$65,161	$115,161
Net loss for period	–	(197)	(197)
Balance at December 31, 2001	50,000	64,964	114,964
Net loss for year	–	**(3,209)**	**(3,209)**
Balance at December 31, 2002	**$50,000**	**$61,755**	**$111,755**

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

	Year Ended December 31, 2002	Period From July 1, 2001 to December 31, 2001
Operating activities		
Net loss	**$ (3,209)**	$ (197)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Realized and unrealized gain (loss) on investment	**3,996**	(1,138)
Amortization of discount on investment	**(170)**	(166)
Deferred income tax expense	**(1,672)**	870
Changes in operating assets and liabilities:		
Accrued interest receivable	**743**	77
Prepaid insurance	**(7)**	(300)
Due to American Republic Insurance Company	**(754)**	810
Income taxes receivable/payable	**(2,753)**	1,306
Net cash provided by (used in) operating activities	**(3,826)**	1,262
Investment activities		
Cash proceeds from sale of bond	**47,633**	–
Net cash provided by investment activities	**47,633**	–
Increase in cash and cash equivalents	**43,807**	1,262
Cash and cash equivalents at beginning of period	**67,002**	65,740
Cash and cash equivalents at end of period	**$110,809**	$67,002
Supplemental disclosure of cash flow information		
Cash paid for income taxes	**$ 2,464**	$ –

See accompanying notes.

American Republic Equities Corporation

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Holdings, Inc. (formerly, American Republic Group, Inc.). American Enterprise Holdings, Inc. is a wholly-owned subsidiary of American Republic Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

During the prior year, the Company changed its financial reporting year-end from June 30 to December 31. The 2001 financial statements, herein, reflect operations for the transitional period from July 1, 2001 through December 31, 2001.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company's investment at December 31, 2001, which consisted of a corporate bond, was reported at market value. Market value is that reported by an independent pricing service. The change in the difference between amortized cost and market value is included in the statement of operations as unrealized appreciation (depreciation) of investments.

Realized gains and losses, if any, are determined on the basis of specific identification.

Deferred Income Taxes

The deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or credits are based on the changes in the asset or liability from period to period.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Republic Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

Income tax expense for the period from July 1, 2001 to December 31, 2001 includes approximately $1,500 related to income taxes for the year ended June 30, 2001.

The temporary difference giving rise to the Company's deferred income tax asset at December 31, 2002 represents a tax basis of net operating losses carryforwards. The Company's deferred income tax liability at December 31, 2001, related principally to deferred income taxes on the unrealized appreciation of investments which were recorded for book purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2002, the Company had defined net capital of $109,705, which was $104,705 in excess of its required net capital of $5,000. The Company's net capital ratio was .0009 to 1. Various other regulatory agencies may impose additional capital requirements.

3. Regulatory Requirements (continued)

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(l).

4. Related Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic for personnel and other services provided on a mutually agreed-upon basis.

Supplemental Information

American Republic Equities Corporation

Computation of Net Capital – Part IIA

December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$111,755
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			111,755
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			
5. Total capital and allowable subordinated liabilities			111,755
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
• Accrued interest receivable	60		
• Prepaid insurance	307		
• Deferred income tax asset	386		
• Income taxes receivable	297	1,050	
B. Secured demand note deficiency		–	
C. Commodity futures and spot commodities – proprietary capital charges		–	
D. Other deductions and/or changes		–	1,050
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			110,705
9. Haircuts on securities [computed, where applicable, pursuant to 153c3-1 (f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities			
3. Options		–	
4. Other securities		1,000	
D. Undue Concentration		–	
E. Other		–	(1,000)
10. Net Capital			$109,705

American Republic Equities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

	Part A		
11.	Minimum net capital required (6-2/3% of line 19)		$ 6
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		104,705
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		109,694

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition:		$ 104
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	
19.	Total aggregate indebtedness		$ 104
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		.09%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

American Republic Equities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ________.	______
D. (k)(3) – Exempted by order of the Commission	______

American Republic Equities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

Ernst & Young

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
American Republic Equities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of American Republic Equities Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 10, 2003